UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM U-9C-3


               QUARTERLY REPORT PURSUANT TO RULE 58 OF THE PUBLIC
                      UTILITY HOLDING COMPANY ACT OF 1935.

                  For the quarterly period ended June 30, 2002


                                SCANA Corporation
--------------------------------------------------------------------------------
                      (Name of registered holding company)

                1426 Main Street, Columbia, South Carolina 29201
--------------------------------------------------------------------------------
                    (Address of principal executive offices)






                     Table of Contents

Item
 No.               Title                                                Page
----------------------------------------------------------------     ---------


  1     Organization Chart                                                2

  2     Issuances and Renewals of Securities and Capital Contributions    3

  3     Associate Transactions                                            3

  4     Summary of Aggregate Investment                                   4

  5     Other Investments                                                 5

  6     Financial Statements and Exhibits                                 6





ITEM 1 - ORGANIZATION CHART

                     Name                     Energy                                         Percentage
                      of                         or            Date            State         of Voting
                  Reporting                Gas - related        of               of          Securities          Nature of
                   Company                    Company      Organization       Organization      Held             Business
                   -------                    -------     -----------       ------------        ----             --------

SCANA Corporation (a)
   SCANA Resources, Inc.                      Energy     September 8, 1987   South Carolina    100%      Renders energy management
      *Solo Energy Corporation                Energy     January 6, 1997     Delaware              (c)   services. Organized to
                                                                                                         provide long-term energy
                                                                                                         service contracts from use
                                                                                                         of micro turbines
   South Carolina Electric & Gas Company
(b)
      SC Coaltech No. 1 LP                    Energy     April 7, 2000       Delaware            40%     Production and sale of
                                                                                                         synthetic fuel
      Coaltech No. 1 LP                       Energy     March 7, 1997       Delaware            25%     Production and sale of
                                                                                                         synthetic fuel

   SCANA Energy Marketing, Inc.               Energy     June 30, 1987       South Carolina    100%      Markets electricity,
                                                                                                         natural gas and other light
                                                                                                         hydrocarbons

   ServiceCare, Inc.                          Energy     September 30, 1994  South Carolina    100%      Provides energy-related
                                                                                                         products and service
                                                                                                         contracts on home
                                                                                                         appliances

   Primesouth, Inc.                           Energy     August 25, 1986     South Carolina    100%      Engages in power plant
                                                                                                         management and maintenance
                                                                                                         services

   Public Service Company of North Carolina,
     Incorporated (b)
      Clean Energy Enterprises, Inc.          Energy     December 30, 1994   North Carolina    100%      Sells, installs and
                                                                                                         services compressed natural
                                                                                                         gas conversion equipment

      PSNC Blue Ridge Corporation             Energy     August 31, 1992     North Carolina    100%      Renders energy management
                                                                                                         services

   SCG Pipeline, Inc.                         Energy     April 10, 2001      South Carolina    100%      Transportation of natural
                                                                                                         gas

  Cogen South LLC                             Energy     June 1, 1996        Delaware           50%      Operates boilers and
                                                                                                         turbines at a cogeneration
                                                                                                         facility

       *Inactive
(a) The registered holding company is not a reporting company, but is included herein because it directly and/or indirectly holds securities in energy-related companies. (b) These SCANA Corporation system companies are not reporting companies, but they are included herein because they hold securities directly in the energy-related companies set forth below their names.
(c)    Solo Energy Corporation declared insolvency in November 2001; SCANA
       Resources, Inc. owns 23.8% of the voting securities of SOLO Energy
       Corporation. The certificate of incorporation of SOLO Energy Corporation limits SCANA Corporation and its wholly owned subsidiaries to an aggregate power to vote of 18% of total number of votes entitled to be cast on matters not requiring separate voting by the holders of Series B
       Preferred Stock.


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                                      Principal    Issue               Person to    Collateral   Consideration
                                                      Amount of     or      Cost of  Whom Security  Given with      for Each
Company Issuing Security   Type of Security Issued    Security    Renewal   Capital   was Issued     Security       Security
------------------------   -----------------------    --------    -------   -------    ------        --------       --------






Company Contributing Capital                            Company Receiving Capital                    Amount of Capital Contribution
----------------------------                            -------------------------                    ------------------------------

South Carolina Electric & Gas Company                       SC Coaltech No. l LP                                   $1,720,000
South Carolina Electric & Gas Company                       Coaltech No. l LP                                        $491,526

ITEM 3 - ASSOCIATE TRANSACTIONS

PART I  - Transactions Performed by Reporting Companies on Behalf of Associate Companies

    Reporting Company      Associate Company         Types of Services       Direct Costs     Indirect      Cost of    Total Amount
   Rendering Services      Receiving Services             Rendered              Charged     Costs Charged   Capital      Billed
   ------------------      ------------------             --------              -------     -------------   -------      ------

SC  Coaltech No. 1 LP      South Carolina Electric     Synthetic Fuel Sales    $20,829,036        -            -      $20,829,036
                                                       & Gas Company
Coaltech No. 1 LP          South Carolina Electric     Synthetic Fuel Sales     $9,943,278        -            -       $9,943,278
                                                       & Gas Company

PART II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

                                                                                   Direct     Indirect   Cost       Total
           Associate Company              Reporting Company         Type of        Costs        Costs     of        Amount
           Rendering Services             Receiving Services   Services Rendered   Charged     Charged  Capital     Billed
           ------------------             ------------------        --------        -------    -------  -------     ------

South Carolina Electric & Gas Company    SC Coaltech No.1 LP       Coal Sales      $21,352,178      -      -      $21,352,178
South Carolina Electric & Gas Company    SC Coaltech No.1 LP     Fuel Handling        $551,554      -      -         $551,554
South Carolina Electric & Gas Company     Coaltech No. 1 LP        Coal Sales      $10,203,771      -      -      $10,203,771
South Carolina Pipeline Corporation       SCG Pipeline, Inc.   Preliminary Survey
                                                               and Investigation    $3,464,562      -      -       $3,355,748 (1)

(1) Costs of $108,814 have been incurred by South Carolina Pipeline Corporation for services rendered to SCG Pipeline, Inc. but have not yet been billed to SCG
Pipeline, Inc.




ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
                             (Dollars in Thousands)

Investments in energy-related companies:
         Total consolidated capitalization as of June 30, 2002                $5,918,604 (A)   Line 1
         Total capitalization multiplied by 15%
             (line1 multiplied by 0.15)                               887,791                  Line 2
         Greater of $50 million or line 2                            $887,791                  Line 3
         Total current aggregate investment:
            (categorized by major line of energy-related business)
             Energy-related business category 1                             -
             Energy-related business category 2                             -
             Energy-related business category 3                             -
             Energy-related business category 4                             -
             Energy-related business category 5                             -
             Energy-related business category 6 (B)                     2,473
             Energy-related business category 7                             -
             Energy-related business category 8                             -
             Energy-related business category 9 (C)                         1
             Energy-related business category 10                            -
                 Total current aggregate investment                    $2,474                 Line 4

         Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
         system (line 3 less line 4)                                                $885,317  Line 5

Investments in gas-related companies:
         Total current aggregate investment:
             (categorized by major line of gas-related business)
         Gas-related business category 1                                              -
         Gas-related business category 2                                              -
                 Total current aggregate investment                                   -
                                                                                 ---------

(A) Includes common equity, preferred stock and mandatorily redeemable preferred securities, long-term debt and current maturities and short-term borrowings.

(B)  Consists of investments in SC Coaltech No. l LP and Coaltech No. 1 LP

(C) Consists of investment in SCG Pipeline, Inc.





ITEM 5 - OTHER INVESTMENTS
                             (Dollars in Thousands)

           Major line of energy-    Other investment in   Other investment in     Reason for difference
             related business        last U-9C-3 report   this U-9C-3 report       in Other Investment
             ----------------        ------------------   ------------------       -------------------

Energy-related business category 1
   SCANA Resources, Inc.                   ($7,843)             ($7,843)
   PSNC Blue Ridge Corporation              $2,888               $2,490        Other comprehensive income (loss)
                                                                                   from derivatives.

Energy-related business category 3
   Clean Energy Enterprises, Inc.           $7,071               $7,071

Energy-related business category 4
   ServiceCare, Inc.                       ($4,724)             ($5,345)       Dividend of subsidiary offset by
                                                                                   income tax benefit allocation.

Energy-related business category 5                                             Other comprehensive income (loss)
   SCANA Energy Marketing, Inc.          ($44,253)             ($41,723)           from derivatives offset by
                                                                                   dividend of subsidiary and
                                                                                   income tax benefit allocation.
Energy-related business category 6
   Cogen South LLC                                              $11,610                            *

Energy-related business category 7
   Primesouth, Inc.                        ($4,522)             ($4,448)       Income tax benefit allocation.

     *Omitted from last U-9C-3 report due to specific authorization by the Securities and Exchange Commission in Public Utility Holding Company Act Release
No. 27133 (February 9, 2000) for SCANA Corporation to retain interests in specific non-utility subsidiaries that are engaged in energy-related types of business as described in Rule 58 of the Public Utility Holding Company Act of 1935.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

         FINANCIAL STATEMENTS

Exhibit    A-1   SC Coaltech No. 1 LP Balance Sheet as of June 30, 2002 - filed under confidential treatment pursuant to Rule 104(b)
Exhibit    A-2   SC  Coaltech No. 1 LP Income Statement for the Periods ended
                 June 30, 2002 - filed under confidential treatment pursuant to
                 Rule 104(b)
Exhibit    B-1   SCANA Resources, Inc. Balance Sheet as of June 30, 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit    B-2   SCANA Resources, Inc. Income Statement for the Periods ended
                 June 30, 2002  -filed under confidential treatment pursuant to
                 Rule 104(b)
Exhibit    C-1   SCANA Energy Marketing, Inc. Balance Sheet as of June 30, 2002-
                 filed under confidential treatment pursuant to Rule 104(b)
Exhibit    C-2   SCANA Energy Marketing, Inc. Income Statement for the Periods
                 ended June 30, 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit    D-1   ServiceCare, Inc. Balance Sheet as of June 30, 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit    D-2   ServiceCare, Inc. Income Statement for the Periods ended June
                 30, 2002-filed under confidential treatment pursuant to Rule
                 104(b)
Exhibit    E-1   Primesouth, Inc. Balance Sheet as of June 30, 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit    E-2   Primesouth, Inc. Income Statement for the Periods ended June
                 30, 2002-filed under confidential treatment pursuant to Rule
                 104(b)
Exhibit    F-1   Clean Energy Enterprises, Inc. Balance Sheet as of June 30,
                 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit    F-2   Clean Energy Enterprises, Inc. Income Statement for the Periods
                 ended June 30, 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit    G-1   PSNC Blue Ridge Corporation Balance Sheet as of June 30, 2002-
                 filed under Confidential treatment pursuant to Rule 104(b)
Exhibit          G-2 PSNC Blue Ridge Corporation Income Statement for the
                 Periods ended June 30, 2002-filed under confidential
                 treatment pursuant to Rule 104(b)
Exhibit    H-1   SCG Pipeline, Inc. Balance Sheet as of June 30, 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit    H-2   SCG Pipeline, Inc. Income Statement for the Periods ended
                 June 30, 2002-filed under confidential treatment pursuant to
                 Rule 104(b)
Exhibit    I-1   Coaltech No. 1 LP Balance Sheet as of June 30, 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit    I-2   Coaltech No. 1 LP Income Statement for the Periods ended June
                 30, 2002-filed under confidential treatment pursuant to Rule
                 104(b)
Exhibit    J-1   Cogen South LLC Balance Sheet as of June 30, 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit    J-2   Cogen South LLC Income Statement for the Periods ended June
                 30, 2002-filed under confidential treatment pursuant to Rule
                 104(b)
EXHIBITS
Exhibit    K     Certificate of SCANA Corporation












                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 28th day of August 2002.



                                     SCANA Corporation
                                 Registered holding company





                       By:  s/James E. Swan, IV
                            ---------------------------------------

                            James E. Swan, IV
                            ---------------------------------------
                                          (Name)

                            Controller
                            ---------------------------------------
                            (Title)

                             August  28, 2002
                             --------------------------------------
                            (Date)

                                                              Exhibit K



                                   Certificate

         Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that:

         A copy of SCANA's quarterly report on Form U-9C-3 for the quarterly period ended March 31, 2002, was filed with the state commissions having jurisdiction over the retail rates of SCANA Corporation's public utility subsidiary companies. The names and addresses of these state commissions are as follows:

                           South Carolina Public Service Commission
                           P. O. Box 11649
                           Columbia, SC  29211


                           North Carolina Utilities Commission
                           4325 Mail Service Center
                           Raleigh, NC  27699-4325





August 28, 2002                By: s/James E. Swan, IV
                                  -------------------------------------------
                                   James E. Swan, IV
                                   Controller
                                   (principal accounting officer)